Cabot Corporation Two Seaport Lane Suite 1400 Boston, MA 02210-2019 United States

April 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Margaret Schwartz / Laura Crotty – Legal

Jeanne Bennett / Brian Cascio – Accounting

Re:	Cabot Corp.

Form 10-K for the Fiscal Year Ended September 30, 2021

Response Letter dated March 18, 2022

File No. 001-05667

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated April 4, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Response Letter of Cabot Corp. (the “Company” or “Cabot”). For reference purposes, we have restated the comment contained in the Staff’s letter dated April 4, 2022 before our response below.

Response dated March 18, 2022

Item 1A. Risk Factors, page 14

We note your response to our prior comments number 2 and 4. We do not see disclosure regarding the risks involving enforcement of laws or the risk that rules and regulations can change quickly with little notice. Please revise your risk factors section to specifically state, with respect to China and other jurisdictions as appropriate, the risks arising from the legal system(s), including risks and uncertainties regarding the enforcement of laws, and that rules and regulations can change quickly with little advance notice. Your disclosure should make clear and specifically state whether these risks could result in a material change in your operations and/or the value of your securities.

Response to Comment 1:

We acknowledge the Staff’s comment and propose enhancing our disclosure in our risk factor addressing political or country risk in future filings by modifying the description of the risk, substantially as follows:

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Securities and Exchange Commission	- 2 -	April 14, 2022

“We are exposed to political or country risk inherent in doing business in some countries, including China.

Sales outside of the U.S. constituted the majority of our revenues in fiscal 2021. We conduct business in several countries, including China, that have less stable legal systems and financial markets, and potentially more corrupt, or less predictable, business environments than the U.S. As set forth in Note U to our Consolidated Financial Statements, sales in China constituted approximately 25% of our revenues in fiscal 2021 and our property, plant and equipment located in China constituted approximately 25% of our total property, plant and equipment as of September 30, 2021. Our operations outside of the U.S., including in China, expose us to risks related to uncertain enforcement of laws by foreign governments as well as risks that foreign governmental entities will change applicable rules and regulations with minimal advance notice. These risks could result in a material change in our operations, which could negatively impact the value of our securities. Additionally, o ~~O~~ur operations in some countries, including China, are subject to the following risks: changes in the rate of economic growth; unsettled political or economic conditions; non-renewal of operating permits or licenses; possible expropriation or other governmental actions; corruption by government officials and other third parties; social unrest, war, terrorist activities or other armed conflict; confiscatory taxation or other adverse tax policies; deprivation of contract rights; trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions or additional costs associated with repatriating cash; exchange controls; inflation; currency fluctuations and devaluation; political tension that could result in sanctions being imposed against our customers or suppliers in countries where sanctions have not been imposed in the past; the effect of global health, safety and environmental matters on economic conditions and market opportunities; and changes in financial policy and availability of credit.

For example, t~~T~~he Chinese government has, from time to time, curtailed manufacturing operations, with little or no notice, in industrial regions out of growing concern over air quality. The timing and length of these curtailments are difficult to predict and, at times, are applied to manufacturing operations without regard to whether the operations being curtailed comply with environmental regulations in the area. Accordingly, our manufacturing operations in China have been subject to these curtailments in the past and will likely be subject to them in the future. In addition, the Chinese government has instituted energy intensity and energy consumption targets in a number of provinces in its efforts to reduce energy consumption, resulting in energy quotas and shortages in energy supply. We are unable to predict how any power outages related to these targets will impact our operations. These events could negatively impact our results of operations and cash flows both during and after the period of any government-imposed curtailment or power outages affecting our operations. Further, any such curtailments on the operations at our customers’ facilities could reduce demand for our products and our volumes.”

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Securities and Exchange Commission	- 3 -	April 14, 2022

We would be happy to discuss our response with you at your convenience. Please do not hesitate to call Jane Bell, the Company’s Corporate Secretary and Chief Counsel – Securities and Governance, at (617) 342-6035 with any questions.

Very truly yours,

/s/ Erica McLaughlin
Erica McLaughlin Senior Vice President and Chief Financial Officer

cc:	Sean Keohane

Karen Kalita

Jane Bell

Paul Kinsella (Ropes & Gray LLP)

William Michener (Ropes & Gray LLP)

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